5215 W. Laurel Street Tampa, FL 33607 Tele: (813) 876-1776 Fax: (813) 870-1921

July 9, 2009

VIA EDGAR AND

FACSIMILE / (703) 813-6967

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attention: Ms. Claire Erlanger

Re:	Odyssey Marine Exploration, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2008
Filed March 11, 2009
SEC File No.: 001-31895

Dear Ms. Erlanger:

The purpose of this letter is to respond to the Staff’s comment letter of June 26, 2009 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

1.	We note from your response to our prior comment 6 that the net financial impact of the reporting line items, operations and research and marketing, general and administrative, is nil. However, we are still unclear as to the accounting for these capitalized deferred costs, specifically the effects on the income statement. Please clearly explain in detail the entries that are made to record the deferred costs and the deferred recovery cost reserve. It appears from your response that expenses are initially recorded then when a capitalization decision is made, the expenses are credited (eliminating the income statement impact). If so, we are unclear how the establishment of a reserve, which records a charge to the income statement, would result in a total zero impact to the income statement. Please advise.

We have illustrated an example of the accounting in the following paragraphs. The first journal entry charges the original ongoing recovery expenses to the income statement. The second journal entry sets up the capitalized asset (either inventory or deferred costs) and the third journal entry sets up the asset reserve. The resulting impact to the income statement is a charge which represents the original recovery expenses charged to the proper reporting line item. These journal entries are made in the same accounting period.

	Debit	Credit

Operations and research expense	$7,000
Marketing, general & administrative expense	$3,000
Accounts Payable		$10,000
To record the normal ongoing costs of recovery when incurred.

Securities and Exchange Commission July 9, 2009 Page - 2 -

	Debit	Credit

Asset	$10,000
Operations and research expense		$7,000
Marketing, general & administrative expense		$3,000
To record the capitalized asset based upon the costs of recovery.

Operations and research expense	$7,000
Marketing, general & administrative expense	$3,000
Asset reserve		$10,000
To establish a reserve against the capitalized asset until title is secured.

2.	We note from your response to our prior comment 9 that warrants were not issued in connection with the sale of the Series E Convertible Preferred Stock or the Series F Convertible Preferred Stock, and therefore, there were no beneficial conversion features. In light of the fact that a beneficial conversion feature can exist on convertible preferred stock without attached warrants, please confirm that you evaluated the convertible preferred stock for the existence of a beneficial conversion feature at the time of issuance.

We originally did not determine the existence of a beneficial conversion feature at the time of issuance of the Series E and Series F Convertible Preferred Stock. However, upon further evaluation, we did note the existence of a beneficial conversion feature for only the Series E Convertible Preferred Stock which we deem not to be material for the following reasons:

a.)	No financial impact on the shareholders equity section of the balance sheet,

b.)	Would not influence a decision by a user of our financial statements about our company,

c.)	Less than a 3% increase to the net loss available to stockholders.

The Company will revise the disclosure in future filings.

3.	We note from your response to our prior comment 11 that the common stock warrants were cancelled at the time of the Series D Preferred Stock issuance and the Black-Scholes computation was used to assign fair market value to all the warrants issued. In light of the fact that the warrants issued had different exercise prices, please confirm that the relative fair value of all 2,640,000 warrants issued in January 2007 was computed and used in the allocation of the proceeds between the preferred stock and warrants and in the calculation of the beneficial conversion feature on the preferred stock.

Yes, the relative fair value of all 2,640,000 warrants issued in January 2007 was computed and used in the allocation of the proceeds between the preferred stock and warrants and in the calculation of the beneficial conversion feature on the preferred stock.

Securities and Exchange Commission July 9, 2009 Page - 3 -

Please feel free to contact me at (813) 876-1776 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes
Michael J. Holmes
Chief Financial Officer